
    FORM 4                             U.S. SECURITIES AND EXCHANGE COMMISSION
    Check this box is                          Washington, D.C. 20549                                OMB APPROVAL
    no longer subject               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB No.                   3235-0287
    to Section 16.                                                                       Expires:         September 30, 1998
    Form 4 or Form 5              Filed pursuant to Section 16(a) of the Securities      Estimated
    obligations may                  Exchange Act of 1934, Section 17(a) of the          average
    continue.                        Public Utility Holding Company Act of 1935          burden hrs.
    See Instruction 1(b).      or Section 30(f) of the Investment Company Act of 1940    per response                    0.5
1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol  6) Relationship of Reporting Person(s)
                                                NATIONAL PROPERTIES INVESTOS 6           to Issuer
Insignia Properties, L.P.                 -----------------------------------------
----------------------------------------
  (Last)    (First)     (MI)             3) IRS Or Social      4) Statement for       [ ] Director    [X] 10% Owner
                                            Security Number       Month/Year          [ ] Officer     [ ] Other
One Insignia Financial Plaza                of Reporting                               (give title below)    (specify below)
P.O. Box 1089                               Person                                      ---------------------------------------
----------------------------------------    (Voluntary)
  (Street)                                                     5) If Amendment,       7) Individual or Joint/Group Filing
                                                                  Date, of
Greenville, SC 29602                                              Original
----------------------------------------                          (Month/Year)         [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                          [X] Form filed by More than One
                                                                   FEBRUARY 1998            Reporting Person
                                                                 -----------------


                          TABLE 1 - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                         -----------------------------------------------------------------------------------
1) Title of Security        2) Transaction  3) Trans-      4)  Security Acquired    5) Amount of    6) Ownership    7) Nature of
        (Instr. 3)             Date            action          or Disposed             Securities      Form:           Indirect
                               (Month/         Code            of (D)                  Beneficially    Direct (D)      Beneficial
                               Day/Year)       (Inst.8)        (Inst. 3, 4 & 5)        Owned at        or              Ownership
                                              -------------------------------------    End of          Indirect        (Inst.4)
                                              Code     V    Amount    (A)     Price     Month          (I)
                                                                      (D)               (Inst.3&4)     (Inst. 4)
----------------------------------------------------------------------------------------------------------------------------------
LIMITED PARTNERSHIP UNITS        2/26/98        P            10.00     A     221.00                        D
----------------------------------------------------------------------------------------------------------------------------------
                                 2/26/98        P            20.00     A     *209.40     47,903            D
----------------------------------------------------------------------------------------------------------------------------------

* THE TOTAL BENEFICALY OWNED AT THE END OF FEBRUARY 1998 REFLECTS A REDUCTION IN THE PRICE PER UNIT BASED ON THIS AMENDMENT.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                 SEC 1474 (7-96)

                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
                -----------------------------------------------------------------------------
1) Title of Derivative Security   2) Conversion   3) Transaction  4) Transaction 5) Number of Derivative  6) Date
    (Inst. 3)                        or Exercise     Date            Code           Securities Acquired      Exercisable
                                     Price of        (Month/         (Inst.8)       (A) or Disposed          and Expiration
                                     Derivative      Day/Year)                      of (D)                   Date (Month/
                                     Security                                       (Inst. 3,4&5)            Day/Year)
                                                                    --------------------------------------------------------------
                                                                                                          Date          Expiration
                                                                    Code     V        (A)         (D)     Exercisable   Date
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

7) Title and Amount of              8) Price of          9) Number of         10) Ownership         11) Nature of Indirect
   Underlying Securities               Derivative           Derivative            Form of               Beneficial
   (Inst. 3 & 4)                       Security             Securities            Derivative            Ownership
                                       (Inst. 5)            Beneficially          Security:             (Inst. 4)
                                                            Owned at              Direct (D) or
                                                            End of Month          Indirect (I)
   -----------------------------                            (Instr. 4)            (Instr. 4)
                     Amount or
    Title            Number
                     of Shares
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:
------------------------

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.

INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     --------------------------
     William H. Jarrard, Jr. Sr. Vice President

INSIGNIA FINANCIAL GROUP, INC.

By:  /s/ Daniel M. LeBey
     -------------------
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary

     /s/ Andrew L. Farkas
     -------------------------
     Andrew L. Farkas

**Intentional misstatements or omissions of facts constitute
  Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).

/s/William H. Jarrard, Jr.          July 10, 1998
-------------------------------     ------------
**Signature of Reporting Person     Date:


                                                                 SEC 1474 (8/92)
                                                                   FEBRUARY-1998